Supplement Dated December 13, 2021
To The Prospectuses Dated October 8, 2021 For

JACKSON MARKET LINK PROSM and JACKSON MARKET LINK PROSM ADVISORY

Issued by
Jackson National Life Insurance Company®

This supplement updates the above-referenced prospectuses. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of a prospectus, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

Effective December 13, 2021, the following licensing disclosure has been added immediately after the last paragraph in the "APPENDIX C: INDEX DISCLOSURES" section of the prospectus:

➢    The Jackson Product has been developed solely by Jackson National Life Insurance Company. The Jackson Product is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the "LSE Group"). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000® Index (the "Index") vest in the relevant LSE Group company which owns the Index. "Russell®" and "Russell 2000®" are a trade mark(s) of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Jackson Product. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Jackson Product or the suitability of the Index for the purpose to which it is being put by Jackson National Life Insurance Company.
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(To be used with JMR24800 and JMR24801)

JFR100450 12/21